SEC FILE NO. 001-33383
CUSIP NUMBER 86800U104

 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant:
Super Micro Computer, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):
980 Rock Avenue
City, State and Zip Code:
San Jose, California 95131

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Super Micro Computer, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2018 (the “Form 10-Q”) in a timely manner without unreasonable effort or expense. As previously announced, the Company has been unable to file its Annual Report on Form 10-K for the fiscal year ended June 30, 2017 (the “Form 10-K”), Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 (“Q1 10-Q”) and Quarterly Report on Form 10-Q for the quarter ended December 31, 2017 (“Q2 10-Q”). The Audit Committee of the Company’s Board of Directors has completed the previously disclosed investigation. In furtherance of the preparation of the financial statements, the Audit Committee is overseeing additional testing. Additional time is required to analyze any impact of the results of the investigation on the Company’s historical financial statements, as well as to conduct additional reviews before the Company will be able to finalize the Form 10-K. The Company is unable at this time to provide a date as to when the Form 10-K will be filed or to determine whether the Company’s historical financial statements will be adjusted or, if so, the amount of any such adjustment(s) and what periods any such adjustments may impact. The Form 10-Q cannot be completed and filed until the Form 10-K, the Q1 10-Q, and the Q2 10-Q are completed and filed. The Company does not expect the filing to be made within the time period required for a timely filing pursuant to Rule 12b-25(b) under the Securities Exchange Act of 1934.

The Company presented an updated compliance plan to The Nasdaq Stock Market Hearings Panel (the “Panel”) on April 26, 2018 and the Company requested an additional exception period for continued listing of its common stock on The Nasdaq Global Select Market (“Nasdaq”) through August 24, 2018 in order for it to complete and file its 2017 10-K and subsequent delinquent SEC quarterly filings. The Panel has since granted the Company’s request to continue its listing on Nasdaq through August 24, 2018, subject to the condition that the Company becomes current with its SEC filings by that date and informs the Panel the Company is current with such filings. The Panel decision also requires that the Company promptly notify the Panel of any significant events that occur during this exception period, including but not limited to, any event that may affect the Company’s historical financial information or that may impact the Company’s ability to maintain compliance with any Nasdaq listing requirement or become current with its SEC filings by August 24, 2018. The Panel has reserved the right to reconsider the terms of this exception to the Nasdaq listing standards based on any event, condition or circumstance that exists or develops that would, in the opinion of the Panel, make continued listing of the Company’s securities on Nasdaq inadvisable or unwarranted.

The Company intends to file its Quarterly Reports on Form 10-Q for the quarters ended September 30, 2017, December 31, 2017, and March 31, 2018 promptly after filing the 2017 10-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kevin Bauer	(408)	503-8000
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☐ Yes ☒ No

The Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2017, the Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 and the Quarterly Report on Form 10-Q for the quarter ended December 31, 2017 have not yet been filed.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐  Yes ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On May 3, 2018, the Company issued a press release announcing certain preliminary financial results for the quarter ended March 31, 2018. A copy of the press release was furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 3, 2018. In the press release, the Company announced the following:

•
The Company expects to report net sales for the quarter ended March 31, 2018 in the range of $785 million to $795 million, compared to net sales in the corresponding period for the prior fiscal year of $631.1 million.

•
The Company expects to report GAAP gross margin for the quarter ended March 31, 2018 in the range of 13.0% to 13.2%, compared to GAAP gross margin in the corresponding period for the prior fiscal year of 14.0%.

•
The Company expects to report GAAP fully diluted earnings per share in the range of $0.28 to $0.32, compared to GAAP fully diluted earnings per share in the corresponding period for the prior fiscal year of $0.32.

The unaudited interim financial information presented above is preliminary and subject to change. The final financial results reported for this period may differ from the results reported in this Form 12b-25 as a result of the Audit Committee investigation and additional reviews discussed in Part III above.

The statements included in this Form 12b-25 regarding our financial performance and results of operations, in each case as expected to be reported, and other statements that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although we believe the expectations and forecasts reflected in our forward-looking statements are reasonable, we can give no assurance they will prove to have been correct. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. Factors that could cause actual results to differ materially from expected results include the results and finalization of the Company’s financial statements, audit and reviews, including the impact, if any, of the results of the Audit Committee investigation on the Company’s financial statements and the impact of such investigation and delayed SEC report filings on the Company’s business, together with those described under Risk Factors in our filings with the U.S. Securities and Exchange Commission.

Super Micro Computer, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 10, 2018	By:	/s/ KEVIN BAUER
Kevin Bauer Senior Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)